Mail Stop 3561

October 23, 2006

Mr. Lloyd J. Bardswich
Gentor Resources, Inc.
1 Alder Gulch Road
Virginia City, Montana  59755

> **Re:    Gentor Resources, Inc.**
> **Amendment No. 3 to Registration Statement on**
> **Form SB-2**
> **Filed September 20, 2006**
> **File No. 333-130386**

Dear Mr. Bardswich:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Prospectus

1.      Please update the cover page of the prospectus.

Plan of Operations, page 23

2.      Please update this section.  For example, please discuss whether the company received the issuance of the permit as described on page 26.

3.      Please update the company's current cash on hand.

Security Ownership of Certain Beneficial Owners and Management, page 36

4.      Please update this section.

Certain Transactions, page 36

5.      Please include the disclosure required by Item 404(a) of Regulation S-B.  For example, please describe Arnold T. Kondrat's relationship to the company and his interest in the transaction.

Shares Eligible for Future Sale, page 37

6.      Please update this section.

Part II

Item 26.  Recent Sales of Unregistered Securities

7.      Please include the date of the transaction as required by Item 701 of Regulation S-B.

* * * * *

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Mr. Lloyd J. Bardswich
Gentor Resources, Inc.
October 23, 2006
Page 3

       Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237.  Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

                          Sincerely,


                          John Reynolds
                          Assistant Director


cc:    Edward H. Gilbert, Esq.
        Fax: (561) 361-9369